FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of February 2007

000-29880

(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 2/19/2007

By: *Amélie Laliberté*
Name: Amélie Laliberté
Title: Manager Investor Relations

Exhibits

Technical Report and Recommendations, Summer and Fall 2006 Drilling and Reconnaissance Program, Coulon Project, Québec. Prepared by: Mathieu Savard, Jérôme Lavoie, Louis Grenier, Paul Archer. 8 paper copies, One with originals signatures.

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report and Recommendations
Summer and Fall 2006 Drilling and Reconnaissance Program, Coulon Project, Québec

MINES VIRGINIA INC.
January 2007

Prepared by:

Mathieu Savard, B.Sc., P.Geo.
Senior Project Geologist
Mines Virginia Inc.

Jérôme Lavoie, B.Ing., Eng.
Geological Engineer
Mines Virginia Inc.

Louis Grenier, B.Sc., Geo. Stag.
Trainee Geologist
Mines Virginia Inc

And

Paul Archer, M.Sc., Eng.
Vice President, Exploration
Mines Virginia Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF FIGURES (Item 25)

LIST OF TABLES

LIST OF APPENDICES

ITEM 3 SUMMARY

Following a first Cu-Zn-Pb-Ag discovery in summer 2003, subsequent fieldworks, on the Coulon project, were successful in outlining several mineralized intervals. Drilling campaign during 2004 and 2005 intersected three Cu-Zn-Pb-Ag massive sulphides lenses in two distinct areas (Dom (lens 16-17) and Dom Nord (lens 08 and lens 9-25)) 1 km apart. During summer and fall of 2006, Virginia conducted combined grass-root exploration, drilling, borehole and ground Infinitem geophysical surveys and heliborne mag-Em survey on its Coulon project, Baie James. Exploration work during this period led to the discovery of 2 new massive sulphide lenses. Lens 43 has returned **4.49% Zn; 1.37% Pb; 59.20 g/t Ag and 0.60 % Cu over 3.50 meters** and is located 1.5km to the west of lens 16-17. It was discovered by drillhole CN-06-43 that was testing an infinitem anomaly outlined during the summer. Lens 44 was discovered by drillhole CN-06-44 and is located 400 meters south of lens 08. Lens 44 returned values of **3.08% Zn; 1.53% Cu; 22.06 g/t Ag; 0.21 g/t Au over 11.00 meters**. Moreover, lens 9-25 was extended to a vertical depth of 365m by drillhole CN-06-38 that intersected values of **7.54% Zn; 1.69% Cu; 0.37% Pb; 43.64 g/t Ag and 0.13 g/t Au over 20.64 meters** including values of **11.09% Zn; 1.76% Cu; 0.07% Pb; 31.52 g/t Ag and 0.09 g/t Au over 11.14 meters.**

During the fall 2006 drilling program, 8 holes were realized for a total of 2586 metres. From this total, 3 drillholes aimed infinitem ground anomalies outlined from the summer survey, 1 drillhole had for objective the extension of lens 16-17 at depth, 1 drillhole aimed the south extension of lens 08 and 3 drillholes aimed the north and the vertical extension of lens 9-25.

A heliborne survey using time domain electromagnetic was realized during the fall and outlined several anomalies that lied in the favourable stratigraphy as defined by the felsic pyroclastic horizon.

Prospecting work performed during the summer outlined a new boulder field that extends over 300m x 50m on the south-west portion of the main grid, 1.5km down-ice from the new lens 43. These boulders are constituted of altered mineralized zones and returned values of **0.15% to 3.63% Cu, 7.0 g/t to 284 g/t Ag, 0,1 to 7.13% Zn, 0.100 g/t to 0.908 g/t Au and traces to 5.27% Pb.**

Mapping and prospecting also outlined new zones of altered felsic volcanic rock (sillimanite-biotite) with chalcopyrite stringers in the north-eastern corner of the main grid. Two grab samples collected from 2 outcrops, 350m apart, returned values of **0.63% Zn, 0.46% Cu, 3.3 g/t Ag and 0.10 g/t Au** in one case **0.65% Cu, 7.9 g/t Ag and 0.13 g/t Au** in the other case. This area was covered by the infinitem survey which outlined one anomaly that could possibly correspond to that mineralization.

Mapping and prospecting over the area covered by the heliborne survey should be performed in 2007. Drilling should be performed in order to extend both lenses 43 and 44 at depth and toward south and to extend lens 09-25 at depth. Moreover, ground geophysics followed by drilling should be performed over selected heliborne EM anomalies. It is also recommended to perform an infinitem survey to the south of the loop 02 to cover the area under the lake.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

Since the first volcanogenic massive sulphide discovery on the Coulon property in 2003, a large amount of work has been performed by Virginia and his partner Noranda/Falconbridge (Xstrata) until the end of 2005 when Noranda-Falconbridge abandoned the option to acquire 50% of interest in the Coulon Property. Then, in May 2006, Virginia signed a new partnership with Breakwater Resources where Breakwater has the option to acquire 50% of interest in the Coulon property by making payments totalling CA$ 180,000 and spending $6.5 million in exploration work over a period of 8 years.

Following the signature of the agreement with Breakwater in 2006, Virginia designed and undertook an aggressive exploration program that had for objective to extend the known massive sulphides lenses (08, 9-25 and 16-17) by drilling, to extend the favourable lithologies by prospecting, to investigate at greater depth the potential for new lenses using the infinitem technology and to performed heliborne surveys over favourable unexplored areas.

This report provides the status of current technical geological information relevant to Virginia Mines's last exploration program on the Coulon project in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

Co-author Mathieu Savard, project geologist with a B.Sc. in Geology and Virginia's Senior Geologist, follows Coulon project and supervises all fieldworks conducted by Virginia onthat property and has been involved in fieldwork campaigns at Coulon since 2003. Co-author Jérome Lavoie, B.Sc. in Geological Engineering and Louis Grenier, B.Sc. in Geology, were involved in fieldwork campaign at Coulon in 2004 and 2006. Co-author Paul Archer, geological engineer with a M.Sc.A in Earth Sciences and Virginia's Vice President, Exploration, is the qualified person for all Virginia's exploration programs. He supervised and designed the exploration program with the first co-author of the Coulon property.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Coulon project is located 55 km NNW of the Fontanges airport operated by Hydro-Québec (Fig. 1). This report describes the work done on 598 claims owned by Virginia at Coulon (Fig. 2). The list of claims is available in appendix 4. The camp coordinates and maps covered by the project are:

Latitude:	54°39' North
Longitude:	-71°13' West
SNRC:	23 L/11, 12, 13, 14 and M/03 and 04
UTM zone:	19 (nad27)
NTS:	356290 E
	6057960 N

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Coulon camp is located 15 kilometers north of the Fontanges airport (Baie James) and is accessible by all-season gravel roads. To access the camp, vehicles follow the directions to LA-2 dam (Chaumont road) from the Trans-Taiga road. The camp is located 10 kilometers north of the dam, in a sand pit. All gravel roads are privately owned by Hydro-Québec and their maintenance is transferred to Les Services Naskapi Adoschaouna Enr.

The drilling sites are located roughly 25 kilometers north of Fontanges and 10 kilometers north of the camp. An Astar BA (Canadian Helicopters) was used for crew and material transportations. All equipments, including fuel and supplies, were carried directly to the campsite by truck from Chibougamau or the Abitibi region. Fontanges airport, also accessible by the Trans-Taïga all-season gravel road, is a near facility for aerial transportation.

The landscape of the study area is relatively uneven with altitude ranging from 420 to 580 meters. The hydrographic system includes many large lakes but no major river detectable at a 1: 250 000 scale. Vegetation is typical of taiga including areas covered by forest and others, typically at the top of hills, devoid of trees.

ITEM 8 HISTORY

8.1. Property ownership

The Coulon project is 100% owned by Virginia Gold Mines Inc. Under the terms of an agreement, Breakwater Ressources has an exclusive right to exercise an option to earn a 50% interest in the Coulon project in return for CA$6.5 million in exploration expenditures and CA$180,000 in cash payments over an eight-year period. Virginia will be the operator of the project for this period.

8.2. Previous work

Table 1 summarises all the work performed in the area of the project over the last years.

Table 1. Summary of previous work performed in the Coulon project area

Geological Survey of Canada (1961-63)
- Reconnaissance mapping at a scale of 1: 1 000 000 by Stevenson
Geological Survey of Canada (1966)
- Mapping programs in the areas of Caniapiscau and Fort George Rivers
SDBJ and SERU joint venture (1977)
- Exploration campaign for uranium, partially in 23L (Lac Neret project)

Geological Survey of Canada (1980's)

- Aeromagnetic survey of the Ungava peninsula

Geological Survey of Canada (1989 to 1992)

- Mapping of a transect of the Ungava peninsula by Percival et al;

 Identification of the Goudalie Domain and of the Vizien greenstone belt

Ministry of Natural Resources of Québec (1997)

- Lake sediments geochemical survey of the Ungava peninsula

Ministry of Natural Resources of Québec (1998)

- Geological mapping of the NTS sheet 23M, at a scale of 1: 250 000 (Gosselin and Simard, 2001)

BHP Billiton (1998)

- Regional till sampling program including one line transecting the Coulon belt in a NW-SE direction.

Virginia Gold Mines (1998-2003)

- Several exploration campaigns in the sheet 23M including geological, prospecting and geophysical surveys and drilling campaigns in joint venture with BHP Billiton

Ministry of Natural Resources of Québec (1999)

- Geological mapping of the NTS sheet 23L, at a scale of 1: 250 000 (Thériault and Chevé, 2001)

Virginia Gold Mines (2000)

Fall

- Reconnaissance mapping in between Gayot and Caniapiscau (sheets 23L/06, 23L/11 and 23L/14)
- Reconnaissance mapping in the Coulon and Pitaval belts area (sheets 23M and 33P)

Virginia Gold Mines (2003)

Summer

- Reconnaissance mapping in the Coulon belt leading to the discovery of Dom showing

Fall

- Helicopter-borne Em-Mag VersaTEM surveys by Geophysics GPR Inc. over the Coulon Property

Virginia Gold Mines (2004)

Winter

- *Grid cutting in* the Dom showing area (126 linear km)
- Max-Min and magnetic surveys over Dom area (TMC Geophysics)
- Diamond drilling campaign on Dom and Dom Nord (Savard et al., 2004)
- Borehole pulse EM (Crone system) in holes CN04-04, 06, 07, 08, 09, 10 and 12

Summer

- Regional reconnaissance mapping over the whole property (Huot et al., 2004)
- Trenching on DOM and DOM Nord (21 trenches, Huot et al., 2004)
- Geophysical surveys (borehole EM, deep EM, made by TMC Geophysics)
- Diamond drilling campaign on DOM and DOM Nord (Huot et al., 2004)

Virginia Gold Mines (2005)

- Diamond drilling campaign (Chapdelaine et al, 2005)
- Geophysical surveys (borehole EM, Deep EM, Max-Min and *Magnetic surveys* made by TMC Geophysics)
- Trenching on regional targets

ITEM 9 GEOLOGICAL SETTING

9.1 Regional Geology

The Coulon project area lies at the junction of four lithotectonic domains namely the Archean subprovinces of La Grande, Ashuanipi, Minto (and its Goudalie Domain) and Bienville. The region is part of the so-called Goudalie-La Grande Assemblage. The area is dominated by tonalite and granite hosting several Archean greenstone belts of kilometric to deca-kilometric scale (ex. Venus, Charras, Marylin, Pitaval, Coulon). Most of these belts are mainly composed of basalts and felsic tuffs but ultramafic flows and intrusives are also present and particularly abundant in the Venus, *Marilyn, and* Charras belts.

According to Gosselin and Simard (2001), the Vaujours Fault, mapped across the Coulon belt, would mark the limit between the Goudalie-La Grande Assemblage and the Ashuanipi Subprovince. A reverse movement in a SE direction is inferred for this fault. However, rocks characteristic of the Goudalie-La Grande Assemblage have also been mapped on the south-eastern side of this fault, invalidating, at least in this area, the existence of a sharp lithotectonic structural break across this fault. This regional limit is more probably marked by the late monzonitic and granodioritic intrusions of the Gamart Suite oriented in a NNE-SSW direction (Huot et al, 2004).

For extensive description of the regional geology, refer to studies by Gosselin and Simard (2001) and Thériault and Chevé (2001), which deal with sheets 23M (Lac Gayot) and 23L (Lac Hurault), respectively. A simplified description (mainly taken from these studies) of the most abundant lithostratigraphic assemblages mapped during our exploration work is included below. Besides these assemblages, the Maurel Suite granodiorite and the Tramont Suite granite and pegmatite were commonly encountered. Proterozoic diabase dykes are noticeably absent.

9.1. 1 Brésolles Suite

Well-foliated tonalitic gneiss of the Brésolles Suite is abundant in the region. This lithology is considered as the basement over which supracrustal rocks were deposited. The Brésolles Suite is particularly abundant NW of the Coulon belt in the sheet 23M and west of supracrustal rocks in the sheet 23L. In this latter sheet, foliated tonalite of the Brésolles Suite forms pluri-kilometric slivers enclosed in less deformed tonalitic intrusions of the Favard Suite. A calc-alkaline affinity is assigned to the Brésolles Suite and its origin may be linked to an island arc setting.

9.1.2 Gayot Complex

The Gayot Complex is mainly composed of metabasalts with lesser amounts of metasediments, pyroclastites and iron formations. Minor metric size rhyolitic lava horizons are also present. In the Lac Hurault area (23L), two of these metabasaltic units have been identified and are considered as the southern extensions of the Pitaval and Coulon belts. Both units are metamorphosed to the amphibolite facies with only local upper greenschist facies parageneses. In the study area, mineral assemblages suggest a metamorphic overprint up to the granulite facies. Primary textures such as amygdules and pillows are only rarely preserved. Metabasalts may be derived from the metamorphism of island arc tholeiites to weakly calc-alkaline basalts. An ocean floor origin is also likely but may be in conflict with the emplacement of contemporaneous explosive felsic volcanic products. Dacitic to rhyolitic tuffs and andesites in this complex are clearly calc-alkaline, typical of an arc setting. A tholeiitic affinity is inferred for ultramafic rocks. This complex is dominant in the northern portion of the Coulon belt but is volumetrically less important in the southern half. Mafic rocks mapped in the region of Dom showings may be part of the Gayot Complex.

9.1.3. Aubert Formation

The Aubert Formation stretches in a N-S direction from Fontanges airport up to the Vaujours Fault. It includes polygenic conglomerates and biotite-hornblende paragneisses in the Lac Gayot region. In 23L sheet, granodioritic to tonalitic leucosomes (up to 25% vol) in paragneiss are strong evidences of migmatization processes. Also in this region, Thériault and Chevé (2001) described a third unit made up of paragneiss characterized by sillimanite, cordierite, biotite and muscovite. Sillimanite porphyroblasts are locally present in this unit. Andalusite is also reported in Gosselin and Simard (2001). This porphyroblastic unit is much less extensive than the biotite-hornblende paragneiss. The exact protolith to these rocks has yet to be determined. They may correspond to sediments or felsic tuffs/lavas.

According to Gosselin and Simard (2001) the polygenic conglomerates, made up of fragments of amphibolitized metabasalt, crystal tuff, tonalitic gneiss and iron formation, would lie on top of the Gayot Complex and Brésolles Suite. Conglomerates could have been formed by the disruption of the volcanic sequence and tonalitic basement.

9.2. Local Geology

The Grid sector corresponds to the region that has been the most intensively worked since the beginning of the project. It includes the three previously known Zn-Cu-Pb-Ag lenses named 16-17, 08 and 9-25 after the drillholes leading to their discovery.

Dominant lithologies in the Grid sector include mafic to intermediate orthogneiss, sillimanite-bearing quartzo-feldspathic gneiss and paragneiss. Altered rocks, semi-massive to massive sulphide horizons and exhalites are more limited in volumes but, obviously, are of major interest. Protoliths to the rocks are difficult to assess because of the metamorphic overprint that reached the granulite facies. Local partial melting did occur in the volcano-sedimentary pile. Description below includes the proposed protoliths for each metamorphic type of rocks, based on our present level of understanding. The following descriptions of the Lithologies encountered on the main grid are issued from Huot's 2004 report and remains at this time accurate.

Rhyolites (±rhyodacites)

Grey to pinkish fine-grained felsic orthogneiss is interpreted as metamorphosed lava flows. Whole-rock chemistry supports a general rhyolitic composition (SiO_2>73%) with only occasional rhyodacitic term. This type of rock includes abundant quartz and plagioclase with common biotite and muscovite crystals aligned along weak to strong foliation planes. The occurrence of potassic felspar gives a pinkish colour to the fresh rock surface. Minor felsic schists are present too. Local in-situ brecciation, filled with calcite and chlorite as matrix phases, is described in CN-04-24 and CN-04-25. The sillimanite-bearing felsic gneiss is interlayered between rhyolitic protoliths suggesting the sequence represents the build-up of volcanic and volcaniclastic layers. Savard et al. (2004) suggested that the Dom zone rhyolite has a transitional affinity, which is consistent with a volcanic arc setting.

Felsic volcaniclastics

Sillimanite-bearing gneiss is common in the main grid area. This type of gneiss resembles those resulting from the metamorphism of rhyolite and sedimentary rocks in terms of major mineral phases. It contains abundant quartz and plagioclase with common biotite and muscovite. They contain more than 73% SiO_2. The sillimanite-bearing porphyroblastic gneissic rocks have a volcaniclastic origin. Fragments were described at surface and in drillholes. When sillimanite is present solely as the elongated fibrolite variety, we qualified this facies as a fine-grained tuff. Fibrolite is also found as rounded and elongated aggregates intergrown with quartz and/or muscovite. These glomeroporphyroblasts, locally reaching up to 6 cm, represent intensely altered fragments metamorphosed to the granulite facies. We propose these porphyroblastic sillimanite gneiss were lapilli tuffs. Rare prismatic crystals of sillimanite have been observed microscopically in a specimen of hydrothermally altered rock. We consider this lithology is the main host rock to the magnesium-rich altered rocks.

Basalts and andesites

Medium to dark green orthogneiss is another abundant lithology in the vicinity of drill sites. Such rocks are fine- to medium-grained and include hornblende and plagioclase as the dominant phases. Hornblende may be partially replaced by actinolite or actinolitic hornblende since amphiboles have a greenish rather than a black colour. Some intervals are characterized by hornblende porphyroblasts, which may reach up to 5 mm and 25 vol% in undeformed facies. These large hornblendes recrystallized during the metamorphic overprint but they may have a magmatic origin. Other minerals, which are not ubiquitously found, are quartz, biotite and magnetite. This latter phase is finely distributed and may also occur as blebs as wide as 6 mm. A rapid examination at the geochemical results, compared with the description of each sample, tends to show that non-porphyritic variety containing biotite, quartz and magnetite has an intermediate composition. It is dominantly present in the western part of Dom zone. Other facies have a more mafic composition. Sulphides are rare and, when present, are found disseminated. They include pyrite, pyrrhotite and chalcopyrite.

Savard et al. (2004) described these green rocks as diorite but indicated that some occurrences may have a volcanic origin. Huot et al (2004) suggest that they represent basalts and andesites interlayered with other lithologies in the volcanic sequence. Only minor occurrences are now interpreted as diorite and gabbro. High-grade metamorphic overprint and deformation obliterated all original magmatic features. Deformation features are common and range from a weak foliation to highly stretched ultramylonites.

The content in major and minor elements suggests that the orthogneiss occurring in the westernmost portion of Dom Nord has an intermediate composition (eg. SiO_2 = 53.7-57.0%).

Arenites and wackes

A large quartzo-feldspathic gneiss has been crosscut in several holes and locally described at surface. Protoliths are assigned to either arenite or wacke depending on the biotite content that may reach up to more than 50%. Based on our interpretation of protoliths, these rocks do not contain sillimanite. They may contain some acicular amphiboles (tremolite or anthophyllite) and magnetite. These accessory acicular amphiboles and magnetite, commonly associated with pale grey, quartz-rich and biotite-poor portions of paragneiss, could be indicative of a weak alteration overprint. SiO_2 content of this unit ranges from 59.0-65.0%.

The major occurrence of this lithology is an essential part of the central intermediate-mafic unit. It seems that these sediments are intercalated with thin basaltic flows.

Alteration zones

Drilling, trenching and mapping at surface outlined a type of lithology characterized by medium- to coarse-grained minerals such as a variety of magnesium-rich amphiboles (anthophyllite, cummingtonite and tremolite), chlorite, andalusite, garnet, orthopyroxene and quartz. Kyanite and diopside may be present as accessory phases too. Chloritoid and pyrophyllite, more typical of mineral assemblages crystallized under greenschist facies conditions, are not found as expected. This unit, with a massive aspect, commonly contains disseminated to net-textured sulphides (up to 20-25%). Among them, pyrite and pyrrhotite are the most common but chalcopyrite and sphalerite may reach significant percentages such as in TR-CN04-04 and at the Jessica showing.

This mineral assemblage is reminiscent of an hydrothermal alteration pipe underlying volcanogenic massive sulphides, which was metamorphosed to high-grade facies. These altered rocks are found adjacent to 16-17, 08, 09-25, 43 and 44 lenses. The magnesium content of rocks in the alteration zones is typical higher than 10%.

Exhalites

Several occurrences of exhalites are described in drillholes, trenches and outcrops. These lithologies are characterized by their sulphide and quartz abundances and laminated aspect. Thickness of individual layers ranges from millimetre to centimetre scale. The most common type of sulphides is pyrite. Pyrrhotite is also present while chalcopyrite, sphalerite and galena never reach up to significant quantities. Besides quartz, silicates include plagioclase and biotite. When content of sulphides is low, exhalites resemble wackes or arenites depending on their biotite abundance.

Exhalative horizons are either found adjacent to lenses of massive sulphides and/or anthophyllite-rich altered rocks or intercalated with basalts and sediments without any significant economic grade. They may correspond to distal deposits related to Cu-Zn lenses yet untested at depth.

Lenses of semi-massive to massive sulphides

Five significantly mineralized lenses are reported in the Grid Sector. They include lens 16-17 in the Dom area, lenses 08, 09-25 and lens 44 in Dom Nord area and lens 43. Mineralized zones contain semi-massive to massive sulphides and gangue minerals such as anthophyllite, quartz and other minerals commonly found in hydrothermally altered rocks. Sulphides include pyrrhotite and pyrite with significant sphalerite, chalcopyrite and galena. The abundance of each sulphide varies relative to others across mineralized horizons suggesting internal zoning. For example, some mineralized intervals are formed by almost quasi-massive sphalerite. The general idioblastic aspect of pyrite crystals shows evidence of recrystallization. Pyrrhotite occurs as either a coarse-grained phase usually containing pyrite crystals or is finely grained. Sphalerite has a semi-translucid reddish-brown colour and a recrystallized aspect. Chalcopyrite seems to be a late recrystallizing phase as it is found in an interstitial position with respect to pyrite, pyrrhotite and sphalerite. Some samples show chalcopyrite rimming idioblastic crystals of pyrite. Galena, the less common of major sulphides, is also a late recrystallizing mineral. It occurs interstitial to all other four sulphides. Magnetite is also observed locally within massive sulphide zones.

Other lithologies (migmatites and pegmatites)

Most of the rock units on the property have been metamorphosed to temperatures high enough to initiate partial melting in the volcano-sedimentary package. Some areas are remarkably covered by migmatites and diatexites in which restites of paragneiss and orthogneiss can be identified. Rocks in both Dom and Dom Nord areas escaped this extreme partial melting despite mineralogical evidences that they have been metamorphosed to the granulite facies. Such evidences include the presence of sillimanite, and that of orthopyroxene crystallized after anthophyllite. Leucosomes in felsic gneiss indicate local partial melting. This melting is particularly evident in CN04-25 in which a coarse-grained tonalitic rock, crosscutting the massive sulphide lens, contains interstitial sulphides (including chalcopyrite) with respect to quartz and plagioclase. Granoblastic recrystallisation of felsic and mafic gneisses, which tends to increase grain size, is common.

White to pink pegmatite is common in the whole stratigraphic package. They are ubiquitously massive and crosscut any types of rocks. Accessory sulphides are locally present in pegmatites that crosscut mineralized horizons.

ITEM 10 DEPOSIT TYPE

Exploration work by SDBJ and SERU Nucléaire in the region led to the discovery of two Cu showings with values of 1140 and 5280 ppm on grab samples (Lavoie, 1977). Geological mapping done by the Ministère des Ressources naturelles du Québec (MRN) at Coulon (Gosselin and Simard, 2001; Thériault and Chevé, 2001) did not lead to the discovery of base or precious metals showings. Gosselin and Simard (2001) reported a single value of 350 ppb Au in basalt or tuff. Despite the lack of showings, the overall context resembles a VMS-type setting and was considered an excellent target for finding mineralization. Known iron formation occurrences are also prospective for gold. Savard (2000) reported, from a boulder sample, galena and chalcopyrite mineralization on the edges of a quartz vein crosscutting a metabasalt. The grab sample returned values of 0.17 g/t Au, 0.11% Cu, 0.31% Pb and 9.0 g/t Ag.

Exploration work during summer and fall 2003 by Virginia Gold Mines was successful in returning several highly mineralized samples typical of VMS-related deposits. Prospective work done over the area, now known as Dom showing, identified the mineralization style and the main lithologies while confirming that the geological context is reminiscent of those linked to economic VMS deposits such as Geco, Ontario. 2004 and 2005 drilling operations revealed the presence of economic Zn-Cu-Pb-Ag grades at Dom and in a new area called Dom Nord, located 1 km north of Dom showing and have also extend the favorable VMS stratigraphy to the north of DOM Nord and south of DOM.

ITEM 11 MINERALIZATION

This section describes mineralized zones discovered during the summer and fall 2006 prospecting and drilling operations. New mineralized zones and extensions identified during drilling are presented in figure 6. Refer to appendix 1 for the listing of all abbreviations used in the description of rocks. All assays certificates are included in appendix 2.

11.1. Prospecting

A boulder field extending over a 300m x 50m area was discovered during the prospecting phase on the south-west portion of the main grid, north of the tension showing (Fig. 6). Most of the boulders encountered are constituted of anthophyllite and tremolite mineralized in sphalerite, galena, chalcopyrite, pyrite and pyrrhotite. Mineralization textures vary from disseminated to veins to semi-massive and massive sulphides. Values obtained from this boulder field were: from **0.15% to 3.63% Cu; 7 to 284 g/t Ag; 0.1 to 7.13% Zn; 0.1 to 0.908 g/t Au and trace to 5.27% Pb** (see table 2).

Mapping allows to outline of two outcrops of sillimanite-biotite-anthophyllite altered felsic rocks hosting chalcopyrite stringers in the north-eastern part of the main grid (Fig.6). Grab samples collected from these outcrops returned values up to **0.65% Cu, 0.63% Zn, 7.9 g/t Ag and 0.15 g/t Au** (see values in table 3). Rhyolitic rocks were also outlined in the same area.

Moreover, new alteration zones were outlined nearby the tension showing but failed to returned significant values. Detailed mapping was also performed over this area.

Finally, to the western end of the property, in the vicinity of the Ishikawa grid, a boulder returned values of **3.62% Zn** (see table 4).

Table 2: Values obtained from the South-Western boulder field

Sample	Outrop	Utm_E	Utm_N	Au g/t	Ag g/t	Cu%	Pb%	Zn%
95007	JL-CN-06-073	350488	6070992	0.91	80.30	3.63	0.03	0.35
95008	JL-CN-06-074	350564	6071029	0.02	10.60	0.52	0.06	0.39
95009	JL-CN-06-075A	350557	6071032	0.17	59.50	3.07	0.02	0.82
95010	JL-CN-06-076A	350562	6071036	0.30	10.80	0.71	0.02	0.04
95011	JL-CN-06-077A	350559	6071044	0.52	284.00	0.15	5.27	0.09
95012	JL-CN-06-075B	350682	6071084	0.04	7.00	0.36	0.03	0.09
95013	JL-CN-06-076B	350686	6071081	0.07	14.30	0.79	0.05	0.38
95014	JL-CN-06-077B	350708	6071088	0.29	25.20	1.74	0.04	0.45
95016	JL-CN-06-080	350813	6071151	0.08	19.40	0.59	0.08	0.4
95017	JL-CN-06-081	350767	6071155	0.16	16.00	0.90	0.01	7.13
95082	LG-CN-06-076	353454	6075142	0.14	0.00	0.00	0.00	0.01
95083	LG-CN-06-079	350720	6071107	0.20	37.20	2.33	0.03	1.17
95085	LG-CN-06-083	350763	6071144	0.03	9.20	0.65	0.01	0.17
95086	LG-CN-06-084	350774	6071132	0.22	52.30	3.15	0.01	0.13
95088	LG-CN-06-088	351312	6071316	0.00	47.20	0.28	0.00	0.03

Table 3: Values obtained from the North-Eastern stringer zone

Sample	Outrop	Utm_E	Utm_N	Au g/t	Ag g/t	Cu%	Pb%	Zn%
97027	EH-CN-06-074	354313	6074015	0.13	5.40	0.22	0.00	0.01
97028	EH-CN-06-076	354268	6074081	0.13	7.90	0.65	0.00	0.01
97034	EH-CN-06-086	354285	6074664	0.15	0.30	0.02	0.00	0.01
97036	EH-CN-06-088	354171	6074366	0.01	3.30	0.46	0.00	0.08
97043	EH-CN-06-096	354155	6074363	0.00	0.80	0.01	0.00	0.63
97044	EH-CN-06-097	354160	6074363	0.01	2.00	0.16	0.00	0.04
97047	EH-CN-06-100	354151	6074344	0.11	5.00	0.46	0.00	0.02

Table 4: Values obtained from a isolated boulder to the west of the property

Sample	Outrop	Utm_E	Utm_N	Au g/t	Ag g/t	Cu%	Pb%	Zn%
94980	JL-CN-06-027	346162	6072249	0.02	3.50	0.05	0.02	3.62

11.2. Drilling

The fall 2006 drilling campaign increases the number of known massive sulphide lenses from 3 to 5 lenses with the discovery of lenses 43 and 44. Hole CN-06-43 that had for objective to test an infinitem anomaly intersected a massive sulphide lens from 145.00 to 148.50 meters that returned values of 4.49% Zn; 0.60% Cu; 1.37% Pb; 59.20 g/t Ag and 0.05 g/t Au over 3.50 meters. The intersection is constituted of 20-25% pyrite, 10-15% pyrrhotite, 10-15% sphalerite, 5-8% galena and trace to 1% chalcopyrite. That mineralized zone is hosted within strongly altered felsic sediments. Lens 44 was discovered by hole CN-06-44 that encountered 11 meters of massive sulphides that returned values of 3.08% Zn; 1.53% Cu; 0.09% Pb; 22.06 g/t Ag and 0.21 g/t Au from 212.00 to 223.00 meters. That intersection contained 20-25% pyrite, 10-15% pyrrhotite, 15-20% sphalerite and 8-12% chalcopyrite and is hosted within strongly altered anthophyllite horizon that is characterized by disseminated mineralization. A few other sub-economical mineralized zones were outlined within the hole CN-06-44 and are reported in Table 5.

Moreover, lens 09-25 was successfully extended to a vertical depth of 365m with hole CN-06-38 and extended toward north with a non-economic intersection in hole CN-06-37. Hole CN-06-38 intersected a massive sulphide lens (lens 9-25) that returned values of **7.54% Zn; 1.69% Cu; 0.37% Pb; 43.64 g/t Ag and 0.13 g/t Au over 20.64 meters** from 442.66 to 463.30 meters. That interval includes values of **11.09% Zn; 1.76% Cu; 0.07% Pb; 31.52 g/t Ag and 0.09 g/t Au over 11.14 meters** from 447.66 to 458.80 meters. Drillholes CN-06-37 returned non-economical values of **1.07% Zn; 0.31% Cu; 0.04% Pb; 19.90 g/t Ag and 0.21 g/t Au over 4.00 meters** from the north end of lens 9-25.

Table 5: Results obtained from the 2006 Drilling Program

Hole	From (m)	To (m)	Length (m)	% Zn	% Cu	% Pb	g/t Ag	g/t Au
CN-06-37	201.00	205.00	4.00	1.07	0.31	0.04	19.90	0.21
CN-06-38	434.46	435.56	1.10	18.34	2.24	0.01	44.44	0.10
CN-06-38	437.56	438.56	1.00	1.92	0.57	0.05	9.90	0.02
CN-06-38	442.66	463.30	20.64	7.54	1.69	0.37	43.64	0.13
Including	447.66	458.80	11.14	11.09	1.76	0.07	31.52	0.09
CN-06-39	109.00	111.00	2.00	0.43	0.01	0.38	9.20	0.01
CN-06-42	252.00	253.00	1.00	0.01	0.00	0.00	0.20	1.35
CN-06-42	358.00	364.00	6.00	0.47	0.13	0.06	13.72	0.31
CN-06-43	143.00	144.00	1.00	0.44	0.53	0.05	6.50	0.02
CN-06-43	145.00	148.50	3.50	4.49	0.60	1.37	59.20	0.05
CN-06-44	92.00	93.00	1.00	0.93	0.03	0.01	0.90	0.01
CN-06-44	203.00	209.00	6.00	0.54	0.52	0.18	8.53	0.07
Including	205.00	207.00	2.00	0.89	1.03	0.24	15.50	0.14
CN-06-44	212.00	223.00	11.00	3.08	1.53	0.09	22.06	0.21
CN-06-44	233.00	236.00	3.00	0.46	0.21	0.01	2.67	0.01
CN-06-44	268.00	270.00	2.00	1.00	0.09	0.01	2.10	0.02

ITEM 12 EXPLORATION WORK

Summer 2006 activities included, in addition to drilling, prospecting, grid line cutting and geophysical surveys such as ground infinitem and heliborne electromagnetic survey. Prospecting and mapping were realized from august 22nd to September 8th by MM. Mathieu Savard, Jérôme Lavoie and Louis Grenier and Mario Bolduc from Virginia Mines Inc. and by M. Eric Hébert from Services Techniques Géonordic Inc. (STG). Martin Gagnon from Virginia Mines Inc. was in charge of the kitchen on the Coulon camp. A total of 30 men/days were spent on the property. During that period, 168 samples were collected for assays. Geophysical works were performed in two phases during September and November. The first phase included 37 km of grid line cutting, 39.85 km of ground infinitem survey and 379.5 km of heliborne EM-Mag survey while the second phase included 43 km of grid line cutting, 29.9 km of ground infinitem survey and the survey of 8 drillholes using the borehole infinitem system. Data from the infinitem geophysical surveys (surface and borehole) was collected by the personel from Abitibi Géophysique Inc. (Malo-Lalande, Septembre 2006 and Malo-Lalande, Décembre 2006). The heliborne electromagnetic survey was performed by Prospectair Inc. and the data obtained from this survey was handled by M. Boivin (Boivin, Novembre 2006) who also designed the loop for the infinitem surveys. All the transportation for the different work phases was provided by an Astar 350 BA provided by Whapchiwem Helicopters Inc. from Radisson.

ITEM 13 DRILLING

The fall 2006 drilling campaign, realized by Chibougamau Diamond Drilling Ltd, was in progress from mid October through the end of November 2006. Eight holes (CN-06-37 to CN-06-44) were drilled for a total of 2586 m. General information on these holes is given in table 4 and their respective log description is located in appendix 3. Moreover, borehole Infinitem geophysical survey was performed in holes CN06-38, 39, 40, 41, 42, 43, 44, and CN-05-32. Results of the borehole infinitem are presented in the report from Abitibi Géophysique Inc. by Malo-Lalande, 2006.

Table 6. General information on fall 2006 drillholes

Hole Name	Easting	Northing	Elevation	Azimuth	Dip	Length
CN-06-37	1250	2025	508	266	-61	285
CN-06-38	1400	1900	513	270	-60	525
CN-06-39	975	2325	483	225	-55	327
CN-06-40	2812	2100	492	270	-60	123
CN-06-41	2667	350	481	90	-60	336
CN-06-42	1000	390	547	86	-53	399
CN-06-43	-100	750	501	135	-55	300
CN-06-44	961	1300	530	88	-50	291
					Total	**2586m**

13.1. Lens 9-25 drilling results

A brief description of the objectives and the results obtained from the fall 2006 drilling program is presented below. Detailed drill logs of that campaign are presented in the appendix 3.

CN-06-37

Hole CN-06-37 aimed the north extension at depth of lens 9-25. It intersected an altered and mineralized zone from 201.10m to 205.15m composed of biotite (20-40%), anthophyllite (15-25%), quartz (10-20%), plagioclase and chlorite. Mineralization is disseminated and composed of pyrite (5-10%), pyrrhotite (2-5%), sphalerite (2-5%) and galena (trace). Values **1.07% Zn; 0.31% Cu; 0.04% Pb; 19.90 g/t Ag and 0.21 g/t Au over 4.00 meters** were obtained from the interval from 201.00 to 205.00 meters.

CN-06-38

Hole CN-06-38 was drilled to test the extension of the intersection of drillhole CN-05-25 that returned values of **2.91% Zn; 1.12% Cu; 34.25 g/t Ag and 0.3 g/t Au over 21.8 meters** (lens 9-25). At a vertical depth of 365m, hole CN-06-38 intersected a massive sulphide lens that returned values of **7.54% Zn; 1.69% Cu; 0.37% Pb; 43.64 g/t Ag and 0.13 g/t Au over 20.64 meters** from 442.66 to 463.30 meters. That interval includes values of **11.09% Zn; 1.76% Cu; 0.07% Pb; 31.52 g/t Ag and 0.09 g/t Au over 11.14 meters** from 447.66 to 458.80 meters and correspond to the extension of the lens 9-25 at a vertical depth of 365 meters.

CN-06-39

Hole CN-06-39 had for objective to test lens 9-25 toward the north where the geology was interpreted to be folded toward the west. That hole failed to returned significant values but intersected alteration zones. From 104.64 to 113.20 meters, it intersected a silicified zone that contains quartz, plagioclase, biotite and garnet and that is weakly mineralized. That interval returned values of **0.43% Zn; 0.01% Cu; 0.38% Pb; 9.20 g/t Ag and 0.01 g/t Au over 2.00 meters** from 109.00 to 111.00 meters. Also, from 144.00 to 177.76 meters, an altered zone constituted of plagioclase, quartz, biotite, amphibole and locally kyanite was intersected but did not return any significant values. Two off holes were identified (125 meters and 310 meters and possibly warrant drilling follow-up.

13.2. Lens 16-17 drilling results

CN-06-42

Hole CN-05-42 targeted the vertical extension of lens 16-17 under hole CN-04-19. It intersected altered zone characterized by plagioclase, quart, anthophyllite, actinolite, tremolite, sillimanite, kyanite and muscovite weakly mineralized in sphalerite that occurs disseminated and, sometimes, in stringers. These alteration zones were encountered from 247.70 to 255.52 meters, from 279.12

to 303.00 meters, from 314.00 to 318.90 meters and from 358.22 to 366.75 meters. The alteration zone that is interpreted to correspond to lens 16-17 did not produce economical values. The only interesting values obtained from the interval from 247.70 to 255.52 meters is **1.35 g/t Au over 1.00 meter** from 252.00 to 253.00 meters. However, the interval from 358.00 to 364.00 meters that correspond to an other alteration zone returned values of **0.47% Zn; 0.13% Cu; 0.06% Pb; 13.72 g/t Ag and 0.31 g/t Au over 6.00 meters**. An off-hole is interpreted under the drillhole at 240 meters toward the north.

13.3 Lens 44 drilling results

CN-06-44

Hole CN-06-44 had for objective to test the geology and the extension at depth of the mineralized zone previously outlined by hole CN-04-10 that returned values of **2.84% Zn; 0.63% Cu; 0.04% Pb; 20.34 g/t Ag; 0.14 g/t Au over 3.07 meters**. Hole CN-06-44 intersected mineralization that occurred disseminated and in stringer from 87.13 to 104.28 meters. Mineralization is constituted of pyrrhotite (Tr-5%), sphalerite (Tr-5%) and chalcopyrite (Tr-1%) hosted by felsic volcanic rocks composed of quartz-plagioclase-biotite also containing sillimanite porphyroblasts, kyanite, garnet and andalusite in a matrix. Values obtained from that interval are: **0.93% Zn; 0.03% Cu; 0.01% Pb; 0.9 g/t Ag and 0.01 g/t Au from 92.00 to 93.00 meters**. Semi-massive to massive sulphides horizon was intersected from 203.86 to 206.80 meters and returned values of **3.05% Zn; 1.54% Cu; 21.55 g/t Ag and 0.21 g/t Au over 11.00 meters**. A six meters wide alteration zone from 203.00 to 209.00m returned values of **0.54% Zn; 0.52% Cu; 0.18% Pb; 8.53 g/t Ag and 0.07 g/t Au**.

13.4 Infinitem targets drilling results

CN-06-40

Hole CN-06-40 was drilled to test a small Vtem conductor outlined by previous airborne survey. It failed to explain the conductor. Lithologies encountered were wacke and pegmatite with no significant mineralization that could explain a conductor.

CN-06-41

The explanation of an infinitem conductor located on the infinitem loop 4, namely EM-05 (Malo-Lalande 2006), was the main objective of hole CN-06-41. The hole intersected unmineralized felsic sediments and basalts and failed to explain the conductor and. Two off-hole infinitem anomalies located at 120 and at 230 meters along the drillhole are interpreted to be under the hole and should be followed up.

13.5 Lens 43 drilling results

CN-06-43

The objective of hole CN-06-43 was to test an infinitem anomaly outlined by the infinitem survey during the summer in the loop 2 and named EM-01. The hole intersected a massive sulphide horizon from 145.00m to 148.50m at a vertical depth of 145 meters that returned values of **4.58% Zn; 1.37% Pb; 57.14 g/t Ag and 0.6% Cu over 3.5 meters**. Also, from 143.00 to 144.00 meters, values of **0.44% Zn; 0.53% Cu; 0.05% Pb; 6.50 g/t Ag and 0.02 g/t Au over 1.00 meter** were returned from a mineralized zone. Moreover, borehole infinitem survey performed along the hole interpreted the mineralized intersection as representing the edge of a conductor that extends toward the south-west.

ITEM 14 SAMPLING METHODS AND APPROACH

Rock samples collected during the 2006 program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples have been collected at the bedrock surface by either a hammer or a saw, at sub-surface by dynamite blasting, and at depth by drilling. Rocks collected with a hammer or following blasting have been located with the use of a GPS instrument. Samples picked up from trenches have been positioned relative to each other following the GPS positioning of their respective trenches. Samples collected from drilling were splitted using a rock saw then placed in individual bag with a unique tag number and the bags were sealed with fibreglass tape. Individual bagged sample were then placed in shipping bags and store in a secured area on the camp. Each drill core sample is usually constituted by one meter interval and follows the lithologies intervals.

For surface sampling, most of the weathered crust has been removed before samples were bagged. Rocks extracted by blasting were extremely fresh, without weathered surface. All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

Samples were collected and processed by the personnel of Virginia. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the ALS Chemex personnel (Val-d'Or, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then loaded on a pick-up truck for transport to Val-d'Or where the Virginia personnel delivered them to the ALS Chemex sample preparation facility.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process is pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Four types of analytical packages have been used: WRC, SMC, Au+, GOLE. The latter two are mainly restricted to sampling in the Pitaval and northern sectors. Each package is discussed below.

The WRC (Whole-Rock Coulon) package was selected for samples having only low content in sulphides. These samples have been analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta or tetra borate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetry method applied after heating at 1000°C.

The SMC (Sulfures Massifs Coulon) package was chosen for the sampling of sulphide-rich rocks. This package includes the following elements: Au, Ag, As, Co, Hg, Pb, Sb, Cu and Zn. Au from this package was obtained following the AA23 procedure. Cu and Zn were obtained by AAS following aqua regia digestion according to the AA46 procedure. Cu and Zn from a few samples were re-analyzed following the AA62 procedure, which involves a HF-HNO_3-$HClO_4$ acid digestion and AAS. Other metals were obtained using aqua regia digestion followed by ICP-AES according to the ME-ICP41 procedure. For samples with values above 100 g/t Ag, a re-analysis using the GRA21 Procedure, a fire assay and a gravimetric finish, was made.

The Au+ package includes Au, Ag, As, Cu, Mo, Pb, Sb and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure.

The GOLE package includes concentrations in Al, Fe, Mg, Cr and Ca, reported as oxides, and Ag, Co, Cu, Ni, Au, Pt, Pd and S. It was used for sampling of ultramafic rocks. Base metals of economic interest (Ni, Cu, Co) and Ag were determined using the ME-AA61 Procedure, a HF-HNO_3-$HClO_4$ digestion and HCl leach followed by AAS. Precious metals Au, Pt and Pd were determined by the PGM-ICP23 Procedure, a 30-g fire assay followed by ICP-AES. Elements of more general and geochemical interest such as Al, Fe, Mg, Cr and Ca were determined using the ME-XRF06 Procedure, a lithium meta or tetra borate fusion followed by XRF. Total sulphur was determined using a Leco sulphur analyzer (Geochemical Procedure S-IR08). For this method, the sample (0.5 to 5.0 g) is heated to approximately 1350 °C in an induction furnace while passing a stream of oxygen through the sample. Sulphur dioxide released from the sample is measured by an infrared spectrometer and the total sulphur result is provided.

Moreover, samples analysed for their rare earth element content according to the ME-MS82 Procedure, which consists in a lithium metaborate fusion and ICP-MS.

ITEM 16 DATA VERIFICATION

Due to the relative grass-root nature of the exploration program, rigorous data verification procedures were performed over the assays results only. The first three authors were involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps and sections. The data has been reviewed and checked by the authors and is believed to be accurate. A total of 27 samples from drillholes CN-06-43 and CN-06-44 mineralized zones were reassayed. All the results confirmed the reproducibility of the values. However, the press release of the December 19th 2006 didn't include the second assays batch that was not performed at the time of the press release, which explained the reason why values from this report are slightly different from the press release. The values from the report of the 27 samples reassayed are presented by average values obtained from both analyses. ALS Chemex, as part of their standard quality control, ran duplicate check samples and standards. No sample was assayed at other laboratories. It is considered somewhat less important in grass-root projects, which are generally characterized by small batches of unmineralized to weakly mineralized samples.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

Prospecting and drilling the favourable felsic pyroclastic horizon supported with new infinitem survey led to discovery of two massive sulphides lenses in 2006. Moreover, heliborne EM-Mag survey outlined several conductors along the felsic pyroclastic unit that will require to be tested.The 2006 campaign has not produced any major changes in our interpretation but allowed to increase significantly the extend of the fertile stratigraphic package. However, it appears that more mapping would help establishing a better geological control over the identified fertile horizon.

ITEM 22 RECOMMENDATIONS

Follow-up by prospecting over the anomalies outlined by the 2006 heliborne survey should be performed in 2007 as well as mapping over the same area to improve the geological understanding of the area. Moreover, ground geophysics such as max-min and magnetic surveys should be performed over heliborne anomalies lying within felsic volcanoclastic units. Drilling should be performed to extend both lenses 43 and 44 at depth and toward south and to extend lens 09-25 at depth. Untested targets remaining from the 2006 campaign should also be tested with drilling during 2007.

ITEM 23 REFERENCES

Boivin, M., Rapport d'un levé géophysique héliporté EMosquito II (MAG-EM) sur la propriété Coulon, Québec, Canada, Novembre 2006.

Chapdelaine, M., 2001. Progress Report on Summer and Fall 2000 Mapping and Geophysical Program. Virginia Gold Mines, 27 pages and maps.

Chapdelaine, M., 2002, Report on Summer 2002 geological reconnaissance program, Gayot project (Technical Report). Virginia Gold Mines, 23 p.

Chapdelaine, M., Perry, C., Archer, P., 2005, Technical Report and Recommendations: Reconnaissance Program, Coulon Project, Québec, Virginia Gold Mines Inc.

Gosselin, C., and Simard, M., 2001, Geology of the Lac Gayot area (NTS 23M). Ministère des Ressources naturelles, Québec. RG 2000-03, 28 p.

Huot, F., Chapdelaine, M., and Archer, P. 2003, Technical Report and Recommendations, Reconnaissance Program, Gayot Project, Québec. Virginia Gold Mines, 33 pages and maps.

Huot, F., Chapdelaine, M., and Archer, P. 2004, Technical Report and Recommendations, Reconnaissance Program, Coulon Project, Québec. Virginia Gold Mines, 21 pages and maps.

Lambert, G., 2004, Levés géophysiques Pulse E. M., Projet Lac Coulon, Mars 2004.

Lavoie, S., 1977, Sommaire des principaux résultats de la campagne de prospection, projet Lac Néret. SDBJ-SERU Nucléaire JV. GM 57676, 5 p. plus annexes.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface, Projet Coulon, Rapport d'Interprétation, Septembre 2006.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface et en Forage, Projet Coulon, Rapport d'Interprétation, Décembre 2006.

Savard, M., 2000, Rapport technique sur le projet Reccey 55 Nord, Automne 2000, Mines d'Or Virginia, inc., 9 p.

Savard, M., Chapdelaine, M., and Archer, P., 2004, Technical report on the Coulon Project, Winter 2004 Drilling Program. Virginia Gold Mines inc. 40 p.

Sharma, K.N.M., 1996, Légende générale de la carte géologique, Édition revue et augmentée. Ministère des Ressources naturelles, MB-96-28, 89 p.

Thériault, R., et Chevé, S., 2001, Géologie de la région du lac Hurault (SNRC 23L). Ministère des Ressources naturelles, Québec. RG 2000-11, 49 p.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Mathieu Savard*, resident at 109 Chemin des Mélèzes, Lac Beauport, Qc, G3B 2B5, hereby certify that:

- I am presently employed as a Senior Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.
- I have been working in mineral exploration since 1997.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.
- I am a qualified person with respect to the Coulon Project in accordance with section 1.2 of the national instrument 43-101.
- I visited the region from August to October 2003, and from August to October 2006.
- I am responsible for writing the present technical report in collaboration with the three other authors, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 1.5 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2003.
- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 30th day of January 2006.

"Mathieu Savard"

Mathieu Savard, B.Sc., P. Geo.

CERTIFICATE OF QUALIFICATIONS

I, *Jérôme Lavoie*, resident at 1045 Chemin de Chateau-Bigot, Charlesbourg, Québec , G2L 2S3, hereby certify that:

- I am presently employed as a Geological Engineer with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geological Engineering in 2000 from the Université du Québec à Chicoutimi.
- I have been working as a geologist in mineral exploration since 2001.
- I am a geological engineer in training presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 127127.
- I am not a qualified person with respect to the Coulon Project in accordance with section 1.2 of the national instrument 43-101.
- I visited the region from June to September 2004 and from August to October 2006.
- I am responsible for writing a portion of the present technical report in collaboration with the two other authors, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 1.5 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2004.
- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 30th day of January 2007.

"Jérôme Lavoie"

Jérôme Lavoie, B.Sc., Eng.

CERTIFICATE OF QUALIFICATIONS

I, *Louis Grenier*, resident at 88 E#4 Chemin du Lac Brochet, St-David-de-Falardeau, Qc, G0V 1C0, hereby certify that:

- I am presently employed as Geologist in training with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2003 from the Université Laval.
- I have been working as a geologist in training in mineral exploration since 2001.
- I am a geological in training presently registered to the board of the *Ordre des Géologues du Québec*, permit number 800.
- I am not a qualified person with respect to the Coulon Project in accordance with section 1.2 of the national instrument 43-101.
- I visited the region from June to September 2004, and from August to November 2006.
- I am responsible for writing a portion of the present technical report in collaboration with the three other authors, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 1.5 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2004.
- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 30th day of January 2007.

"Louis Grenier"



Louis Grenier, B.Sc., Geo. Stag.

CERTIFICATE OF QUALIFICATIONS

I, *Paul Archer*, resident at the 4772 rue du Courlis, St-Augustin-de-Desmaures, Qc, G3A 2B5, hereby certify that:

- I am presently the Vice President, Exploration with Mines Virginia inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a B.Sc. in Geological Engineering from the Université du Québec à Chicoutimi in 1979 and a M.Sc.A. in Earth Sciences from the Université du Québec à Chicoutimi in 1982.
- I have been working as a professional geologist in exploration since 1980.
- I am an active professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 36271.
- I am a qualified person with respect to the Coulon Project in accordance with section 1.2 of the national instrument 43-101.
- I have already visited the immediate region where the exploration activities were undertaken.
- In collaboration with the other three authors, I have supervised the preparation and edited all sections of this report utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 1.5 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Mines inc.
- I have been involved in the Coulon project since 2003.
- I read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 30th day of January 2007.

"Paul Archer"

Paul Archer, M.Sc., P. Eng.

ITEM 25 ILLUSTRATIONS

Available
Upon
Request

Appendix 1 List of abbreviations used for geological description, Coulon Project

List of minerals *[taken from MB 96-28 document MRN-Québec, Sharma (1996)]*

AL	Alumnosilicates	GP	Graphite
AC	Actinolite	GR	Garnet
AD	Andalusite	GT	Gedrite
AM	Amphibole	HB	Hornblende
AR	Antigorite	KN	Kyanite
AT	Anthophyllite	LX	Leucoxene
BL	Beryl	MG	Magnetite
BN	Bornite	MO	Molybdenite
BO	Biotite	MV	Muscovite
CB	Carbonate	OX	Orthopyroxene
CC	Calcite	PD	Pentlandite
CD	Cordierite	PG	Plagioclase
CG	Cummingtonite	PH	Phlogopite
CH	Chert	PO	Pyrrhotite
CL	Chlorite	PX	Pyroxene
CM	Chromite	PY	Pyrite
CP	Chalcopyrite	QZ	Quartz
CR	Chloritoid	SF	Sulfures
Cu	Native copper	SM	Sillimanite
CX	Clinopyroxene	SP	Sphalerite
DP	Diopside	SR	Sericite
EP	Epidote	ST	Serpentine
FK	K-Felspar	TC	Talc
FL	Fluorine	TL	Tourmaline
GL	Galena	TM	Tremolite

List of textures *[taken from MB 96-28 document MRN-Québec, Sharma (1996)]*

ap	Aphanitic	gp	Graphic
br	Breccia	gr	Granoblastic
bt	Tectonic breccia	gt	Very-fine grained
cs	Sheared	hj	Homogenous
co	Pillowed	hk	Heterogeneous
dq	Diabasic	in	Injection
en	Float	la	Laminated
fo	Foliated	ls	Leucosome
gb	Glomeroblastic	lx	Leucocrate
gs	Gneissic	ma	Massive
gf	Fine-grained	ms	Melanosome
gg	Coarse-grained	mn	Mylonitic
gm	Medium-grained	mx	Melanocrate
go	Very coarse-grained	mz	Mobilisat

pg	Pegmatitic	sc	Schistosed
pi	Phenocristic	sh	Schlieren
po	Porphyritic (ú)	tl	Lapilli tuff
pq	Porphyroblastic (ý)	y	Dyke
ru	Banded		

Types of lithologies *[taken from MB 96-28 document MRN-Québec, Sharma (1996)]*

Sedimentary rocks

S1	Sandstone
S2	Arenite (Biotite <15%)
S3	Wacke (Biotite >15%)
S4	Conglomerate
S9	Iron formation (A: Undetermined; B: Oxide; D: Silicate; E: Sulphide)
S11	Exhalite

Volcanic rocks

V1B	Rhyolite
V1C	Rhyodacite
V1D	Dacite
V2J	Andesite
V3A	Andesitic basalt
V3B	Basalt
V4A	Komatiite
V4B	Pyroxenitic komatiite
V4C	Peridotitic komatiite

Intrusive rocks

I1B	Granite
I1C	Granodiorite
I1D	Tonalite
I1E	Quartz Vein
I1G	Pegmatite
I2D	Syenite
I2E	Quartz monzonite
I2F	Monzonite
I2I	Quartz diorite
I2J	Diorite
I3A	Gabbro
I3B	Diabase
I3Q	Gabbronorite
I4A	Hornblendite
I4B	Pyroxenite
I4I	Peridotite
I4N	Serpentinite

Metamorphic rocks

M1	Gneiss
M3	Orthogneiss
M4	Paragneiss
M8	Schist
M10	Paraschist
M12	Quartzite
M15	Metasomatic Rock
M16	Amphibolite
M21	Diatexite
M21A	Anatectic granite
M22	Migmatite
T2	Mylonite
T4	Tectonic breccia

Mineralized Rocks

Tr	Trace
D$	Disseminated Sulphides
D$ - SM$	Disseminated to Semi-Massive Sulphides
SM$	Semi-Massive Sulphides
M$	Massive Sulphides
ALT ZONE	Mineralized and Altered zone (Anthophyllite, Biotite, Tremolite, Phlogopyte)

Appendix 2 Assays Certificates

Available
Upon
Request

Appendix 3 Drillhole logs

Available
Upon
Request

Appendix 4: Claim List

Available
Upon
Request

Appendix 5: Outcrop Description Table

Available
Upon
Request

Appendix 6: Sample Description Table

Available
Upon
Request

END